Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Candlelite Holdings, Inc.
750 Chicago Ave
Evanston, IL 60202
https://candlelitechicago.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Candlelite Holdings, Inc.
Address: 750 Chicago Ave, Evanston, IL 60202
State of Incorporation: DE
Date Incorporated: May 31, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $400.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first 2 weeks and receive 1% bonus shares.

Early Bird 2

Invest $10,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 3

Invest $20,000+ within the first 2 weeks and receive 3% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive a $25 frozen pizza pack or restaurant gift card.

Tier 2

Invest $1,000+, and receive a $70 frozen pizza pack or restaurant gift card.

Tier 3

Invest $2,500+ and receive a $225 frozen pizza pack or restaurant gift card.

Tier 4

Invest $5,000+ and receive 2% bonus shares and a $550 frozen pizza pack or restaurant gift card.

Tier 5

Invest $10,000+ and receive 3% bonus shares and a $1,500 frozen pizza pack or restaurant gift card.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Candlelite Holdings Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Candlelite Chicago is embracing our 70-year heritage of crafting tavern-style pizzas that capture the essence of Chicago's culinary tradition. We're expanding our frozen pizza operations and distribution network nationwide with DTC shipping, and are dedicated to bringing the warmth and flavor of our pizzas to households across the country, with franchising as a key component of our expansion strategy.

Candlelite Chicago has been a Windy City staple since 1950– known for its iconic tavern-style thin-crust pizza. Square-cut and irresistibly crispy, Candlelite's pizzas are a local favorite, served in our thriving restaurant, bars, tap rooms, grocery stores, and now available direct-to-consumer. With 70+ years of business and a growing consumer base, we're excited about the boundless possibilities that this raise could bring to life.

Candlelite Holdings, Inc. was incorporated on 5/31/2024 as a Delaware Corporation. Candlelite Holdings, Inc. was created to be the parent holding company of Candlelite Chicago's various subsidiary businesses which include: 7452 N Wester Ave Inc., our restaurant location, Candlelite Frozen Pizza LLC, our frozen pizza business line, Candlelite Franchising LLC, our future franchising business, and Candlelite Holdings IP, our intellectual property business.

Competitors and Industry

With the launch of our six SKU frozen pizza line and nationwide delivery, we're aiming to bring hometown pizza charm to freezer aisles everywhere! By tapping into this massive market (valued at $16 billion in 2021) and leveraging our restaurant roots, our mission is to share a little slice of our history with pizza lovers in Chicago and beyond. With frozen pizza sales growing by 800% from 2020 to 2023, marking an impressive 8X+ increase, we're enthusiastic about scaling up our frozen pizza operations and distribution network.

The Company several direct competitors in the local area. These competitors offer similar dining experiences, focusing on pizza, casual dining, and sports bar atmospheres. Here are some notable competitors:

1. Pequod's Pizza:

• Located in Lincoln Park and Morton Grove, Pequod's is famous for its pan-style deep-dish pizza with caramelized crust edges, offering a different but equally beloved style of Chicago pizza.

2. Art of Pizza:

• Known for both its deep-dish and thin-crust pizzas, Art of Pizza in Lakeview provides a variety of pizza styles, catering to diverse tastes and preferences similar to Candlelite's diverse menu options.

3. Bartoli’s Pizzeria:

• Situated in the Roscoe Village neighborhood, Bartoli’s specializes in both deep-dish and thin-crust pizzas, making it a strong competitor in the Chicago pizza scene.

4. Pizza Metro:

• Located in the Ukrainian Village, Pizza Metro offers Roman-style, square-cut pizzas that cater to those looking for a unique twist on traditional pizza.

5. Gullivers Pizza & Pub:

• Another competitor in the West Rogers Park area, Gullivers offers a variety of pizza styles along with a full menu of American comfort food, providing a similar casual and family-friendly dining experience.

6. Ranalli’s:

• With locations in Lincoln Park and Andersonville, Ranalli’s combines pizza with a lively sports bar atmosphere, making it a popular spot for pizza lovers and sports fans alike.

These establishments provide various styles of pizza and casual dining experiences, making them strong competitors to Candlelite Chicago. Each offers unique features and flavors that attract a broad customer base, similar to Candlelite’s approach of combining great pizza with a community-oriented atmosphere

Current Stage and Roadmap

With frozen pizza sales growing by 800% from 2020 to 2023, marking an impressive 8X+ increase, we’re enthusiastic about scaling up our frozen pizza operations and distribution network. Our recent traction since COVID-19 speaks volumes: with the implementation of a sales force led by Pat Fowler, our frozen pizza sales grew by 800% from 2020 to 2023, marking an 8X+ increase. Similarly, our restaurant sales nearly doubled, climbing from $859,000 in 2020 to $1.5 million in 2023. With such momentum, Candlelite is particularly enthusiastic about scaling up our frozen pizza operations and growing our network of preferred catering partnerships – the first already in place with Northwestern Athletics.

Funds raised will fuel expansion, opening four new locations in Chicagoland and beyond while scaling frozen pizza sales in the Midwest. Looking ahead, the long-term vision entails further retail development, with the goal of Candlelite's pizzas becoming a household favorite nationwide.

The Team

Officers and Directors

Name: George Patrick Fowler

George Patrick Fowler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Chief Executive Officer, and Principal Accounting Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Overall oversight and creative direction. George currently receives salary compensation of $300,000 for this role. Candlite Holdings, Inc. is the parent company of all the subsidiary businesses.

Other business experience in the past three years:

- Employer: Firehouse Grill Inc
  Title: President & Owner Operator
  Dates of Service: October, 2017 - Present
  Responsibilities: Oversee all operations, this business is not apart of Candlelite's various entities and there is a day-to-day manager.

Other business experience in the past three years:

- Employer: Candlelite Frozen Pizza LLC
  Title: President & Owner Operator
  Dates of Service: August, 2020 - Present
  Responsibilities: Oversee all operations.

Other business experience in the past three years:

- Employer: Vivian's Restaurant Inc.
  Title: President & Owner Operator
  Dates of Service: August, 2022 - Present
  Responsibilities: Oversee all operations, this business is not apart of Candlelite's various entities and there is a day-to-day manager.

Other business experience in the past three years:

- Employer: Candlelite Franchising LLC
  Title: President & Owner Operator
  Dates of Service: January, 2023 - Present
  Responsibilities: Oversee all operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
George P. Fowler	4,950,000	Common Stock	99.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 6,400,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: LLC ownership units exchanged for shares in new parent C-Corp.
  Date: May 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Candlelite Holdings Inc. wholly owns the following entities: 7452 N. Western Ave. Inc. (the operating restaurant), Candlelite Frozen Pizza LLC (the operating frozen pizza sales entity), Candlelite Franchising LLC and Candlelite Holdings IP LLC. Candlelite Holdings Inc. financial results are the combined history of sales and expenses for 7452 N. Western Ave. Inc and Candlelite Frozen Pizza LLC for fiscal years 2022 and 2023. An evaluation of the financials from 2022 to 2023 are as follows:

Revenue

Revenue for fiscal year 2022 was $1,329,035 compared to $1,613,512 in fiscal year 2023.

Sales increased due to in house restaurant sales and frozen pizza sales. The company experienced sales growth of 21.40% from 2022 to 2023.

Cost of sales

Cost of Sales for fiscal year 2022 was $409,871 compared to $450,489 in fiscal year 2023.

The cost of sales increased by $40,618 from 2022 to 2023. The increase in cost of sales is a result of sales increasing from 2022 to 2023.

Gross margins

Gross margins for fiscal year 2022 was $873,539 compared to $1,111,387 in fiscal year 2023

Gross margins increased by $237,848 from 2022 to 2023. Gross margin percentages also increased from 65.73% in 2022 to 68.87% in 2023. Both the increase in sales and the improvement in gross margins significantly increased contribution margin from 2022 to 2023.

Expenses

Expenses for fiscal year 2022 was $921,064 compared to $1,136,661 in fiscal year 2023

Overall expenses increased by $215,597 from 2022 to 2023. A large portion of this increase can be attributed to depreciation and amortization. Depreciation and amortization for fiscal year 2022 was $46,296 compared to $185,620 in 2023. That is an increase of $139,324 from 2022 to 2023. The amount of this increase is from major leasehold improvements to the restaurant space.

Net income in fiscal year 2022 was $10,835 compared to $259 in 2023. When adding back the increase in depreciation and amortization for the restaurant leasehold improvements of $139,324, the adjusted net income in 2023 is $139,583. Considering the depreciation and amortization add back, the Candlelite experienced a significant increase in adjusted net income caused by the overall sales increase.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the capital raised will provide the ability to significantly increase sales. Past cash was primarily generated through business-to-consumer and business-to-business sales. Our goal is to open 5 new corporate stores and increase our frozen pizza CPG inventory to generate 200K or more in sales per month.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of $66,734.33 cash on hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 0%will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 years.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 19 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock, common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's Frozen Pizza Product line in preparation of expansion and/or launch of the product.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  69.0%
  We will use 69% of the funds for working capital to cover expenses for the initial launch, product expansion, etc..as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://candlelitechicago.com/ (candlelitechicago.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/candlelitechicago

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Candlelite Holdings, Inc.

[See attached]

Candlelite Holdings, Inc.
(the "Company")
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to June 5, 2024

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Candlelite Holdings, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to June 5, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
7452 N. Western Ave., Inc. was formed on August 12, 2022 in the State of Illinois. Candlelite Holdings, Inc. will serve as a holding company for its predecessor 7452 N. Western Ave., Inc. Candlelite Holdings, Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 5, 2024

CANDLELITE HOLDINGS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	June 5, 2024
ASSETS	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Due to 7452 N. Western Ave., Inc.	500
Total Current Liabilities	500
TOTAL LIABILITIES	500
EQUITY	
Common Stock	-
Additional Paid-In Capital - CS	-
Preferred Stock	-
Additional Paid-In Capital - PS	-
Accumulated Deficit	(500)
Total Equity	(500)
TOTAL LIABILITIES AND EQUITY	-

CANDLELITE HOLDINGS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statement

	Inception -
	June 5, 2024
Revenue	-
Cost of Goods sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	500
Total Operating Expenses	500
Operating Income (loss)	(500)
Other	-
Total Other Income	-
Other	-
Total Other Expense	-
Net Income (loss)	(500)

CANDLELITE HOLDINGS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	June 5, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(500)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to 7452 N. Western Ave., Inc.	500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	500
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

CANDLELITE HOLDINGS, INC. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Inception	-	-	-	-	-
Issuance of Common Stock	5,000,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(500)	(500)
Balance, June 5, 2024	5,000,000	-	-	(500)	(500)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Candlelite Holdings, Inc. ("the Company") was formed in Delaware on May 30, 2024. The Company serves as a holding company for 7452 N. Western Ave., Inc. and Candlelite Frozen Pizza, LLC. who earns its revenues from operating a restaurant and frozen pizza sales. The Company's headquarters is in Delaware.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of June 5, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of formation and filing costs.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $500 were paid by its subsidiary, 7452 N. Western Ave., Inc.

7452 N. Western Ave., Inc. and Candlelite Frozen Pizza, LLC. will be merged with Candlelite Holdings, Inc..

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 6,400,000 common shares with $0.0001 par value. Five million (5,000,000) shares are issued and outstanding as of the date of this report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 5, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2024, the date these financial statements were available to be issued.

No events require recognition or disclosure.

7452 N. Western Ave., Inc.
(the “Company”)
an Illinois Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: 7452 N. Western Ave., Inc. Management

We have reviewed the accompanying consolidated financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2022 & 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholder equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Successor Entity:
Candelite Holdings, Inc. was incorporated on May 30, 2024 in the State of Delaware. Candelite Holdings, Inc. will serve as a holding company for its predecessor 7452 N. Western Ave., Inc. Candlelite Holdings, Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 5, 2024

7452 N. WESTERN AVE., INC. CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	123,458	64,105
Receivables	40,890	0
Inventories	40,872	21,928
TOTAL CURRENT ASSETS	205,219	86,033
Noncurrent Assets:		
Fixed assets	66,463	38,897
Intangible assets	59,999	70,666
Right of use asset	931,175	981,059
Loans to shareholders	188,546	220,749
TOTAL NONCURRENT ASSETS	1,246,182	1,311,371
TOTAL ASSETS	**1,451,401**	**1,397,404**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	22,616	14,777
Other payables	22,419	7,245
Loans payable	33,260	59,219
Lease liability - current	49,884	49,884
TOTAL CURRENT LIABILITIES	**128,180**	**131,125**
Noncurrent Liabilities:		
Line of credit	100,000	0
Lease liability - noncurrent	881,290	931,175
TOTAL NONCURRENT LIABILITIES	**981,290**	**931,175**
TOTAL LIABILITIES	**1,109,470**	**1,062,300**
EQUITY		
Capital stock	7,567	1,000
Additional paid-in capital	641,667	641,667
Retained earnings	(307,303)	(307,563)
TOTAL EQUITY	**341,931**	**335,104**
TOTAL LIABILITIES AND EQUITY	**1,451,401**	**1,397,404**

7452 N. WESTERN AVE., INC. CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	**2022**
SALES	1,613,512	1,329,035
COST OF SALES		
Cost of sales	450,489	409,871
Direct operating costs	51,636	45,624
TOTAL COST OF SALES	502,125	455,495
GROSS INCOME	1,111,387	873,539
OPERATING EXPENSES		
Salaries and wages	429,578	449,300
Taxes and benefits	74,376	70,466
Music and entertainment	17,548	6,143
Advertising and promotions	39,949	34,531
General and administrative	37,814	26,999
Facility costs	97,770	103,072
Repairs and maintenance	24,351	25,746
Utilities	49,904	49,033
Delivery costs	153,064	83,893
Other expenses	26,687	25,586
Depreciation and amortization	185,620	46,296
TOTAL OPERATING EXPENSES	1,136,661	921,064
OTHER INCOME - net		
Grant income	-	65,000
Interest income	-	1,864
Other income	37,886	17,334
Interest expense	(11,534)	(21,735)
TOTAL OTHER INCOME	26,352	62,463
INCOME BEFORE TAX	1,078	14,939
INCOME TAXES	819	4,103
NET INCOME (LOSS)	**259**	**10,835**

7452 N. WESTERN AVE., INC. CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net income (loss)	259	10,835
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and amortization	185,620	46,296
Receivables	(40,890)	-
Inventories	(18,943)	(14,737)
Accounts payable	7,839	(6,766)
Other payables	15,175	(3,383)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	148,801	21,411
Net Cash used in Operating Activities	149,060	32,246
INVESTING ACTIVITIES		
Loans to shareholders	32,203	(77,403)
Fixed assets	(202,519)	(24,835)
Cash used in Investing Activities	(170,316)	(102,238)
FINANCING ACTIVITIES		
Issuance of shares	6,567	-
Line of credit	100,000	-
Loans payable	(25,959)	(450,781)
Cash used in Financing Activities	80,608	(450,781)
Cash at the beginning of period	64,105	584,879
Net Cash increase (decrease) for period	59,352	(520,774)
Cash at end of period	123,458	64,105

7452 N. WESTERN AVE., INC. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	1,000	1,000	641,667	(318,398)	324,269
Net income	-	-	-	10,835	10,835
Ending balance at 12/31/22	1,000	1,000	641,667	(307,563)	335,104
Issuance of stocks	6,567	6,567	-	-	6,567
Net loss	-	-	-	259	259
Ending balance at 12/31/23	7,567	7,567	641,667	(307,303)	341,931

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

7452 N. Western Ave., Inc. ("the Company") was formed on August 12, 2002 as an operating restaurant entity. The Company is a full service restaurant and bar. The Company generates revenue primarily from restaurant sales. The Company's headquarters is in Chicago, Illinois. The Company's customers are located in the United States.

The Company has a sister Company, Candelite Frozen Pizza, LLC. Candelite Frozen Pizza, LLC was formed on August 30, 2023 to support the main business line as a frozen pizza sales company and is a B2B and B2C entity offering frozen pizza for sale. The additional company is located in Chicago, Illinois with customers located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements present the consolidated financial position and consolidated results of operations of 7452 N. Western Ave., Inc. and Candlelite Frozen Pizza, LLC, (collectively, the "Company") as of December 31, 2023.

Basis of Consolidation

In anticipation of forming a new holding company, Candlelite Holdings, Inc., which will be the parent of 7452 N. Western Ave., Inc. and Candlelite Frozen Pizza, LLC., the Company has retrospectively consolidated the financial statements of these previously separate legal entities.

The financial statements of the aforementioned LLCs have been retrospectively consolidated to reflect the financial condition and operating results of the entire group as if they had always been consolidated. This approach ensures that the consolidated financial statements provide a comprehensive and consistent view of the Company's financial performance and position for the year ended December 31, 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash

The Company had $64,105 and $123,458 in cash as of December 31, 2022 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials such as food and liquor inventories. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory as at December 31, 2022 and December 31, 2023 consisted of raw materials amounted to $21,928 and $40,872, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment and furnitures	7	22,407	(18,566)	-	3,841
Building improvement	15	178,545	(144,027)	-	34,518
Other assets	5-15	772,177	(744,074)	-	28,103
Grand Total	-	973,129	(906,667)	-	66,463

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through restaurant sales and frozen pizza sales. The Company's payments are generally collected at the time of service.

Cost of Sales

Cost of sales consist of inventory costs and other direct operating costs incurred directly in the revenue generating activities of the Company.

Operating Expenses

Operating expenses consist of expenses to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions required disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Corporation leases its restaurant space under a 24-year operating lease. The current lease expires on August 31, 2042. Future minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31,	Payment
2023	69,600
2024	69,600
2025	69,600
2026	69,600
2027	70,900
Thereafter	1,093,000

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - The Company has a business loan assisted by the US government to help fund the Company’s operations. The balance of the loan as at December 31, 2022 and December 31, 2023 amounted to $59,219 and $33,260, respectively. The loan will mature in 2024.

Line of Credit - In 2023, the Company entered into a line of credit with a bank for $100,000 with an interest rate of 8.50% which will mature in 2025. The balance of the loan was $100,000 as at December 31, 2023.

				For the Year Ended December 2023				For the Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loans payable	159,950	8%	2024	33,260	0	33,260	0	59,219	0	59,219	0
Line of credit	100,000	8.50%	2025	0	100,000	100,000	0	0	0	0	0
	259,950			33,260	100,000	133,260	-	59,219	-	59,219	-

NOTE 6 – EQUITY

The Company is owned by individuals. A summary of the ownership is shown below:

Partner	Ownership
GF	90%
PV	10%
Total	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2024, the date these financial statements were available to be issued.

On May 30, 2024, Candlelite Holdings, Inc. was formed and became the holding company for the companies herein. The Company's owners exchanged its ownership interest for 5,000,000 shares in Candlelite Holdings, Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF CANDLELITE CHICAGO

Chicago's Favorite Thin-Crust Pizza Since 1950

Candlelite Chicago is embracing our 70-year heritage of crafting tavern-style pizzas that capture the essence of Chicago's culinary tradition. We're expanding our frozen pizza operations and distribution network nationwide with DTC shipping, and are dedicated to ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Candlelite
Chicago

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$400	$5M

REASONS TO INVEST

- Tavern-style pizza is back, and Candlelite Chicago is leaning into our 70-year legacy, originally crafted by Italian immigrants as a bar snack. Now, our pizzas are a local favorite and are gaining national traction.
- With frozen pizza sales growing by 800% from 2020 to 2023, marking an impressive 8X+ increase, we're enthusiastic about scaling up our frozen pizza operations and distribution network.
- Our team is lean and dedicated to steady growth and progress. With funds dedicated to scaling production and retail expansion, we're on a mission to bring hometown pizza charm to freezer aisles nationwide.

TEAM



Patrick Fowler • Chief Executive Officer

Seasoned entrepreneur and visionary owner of a dynamic restaurant portfolio. With a proven track record of successfully establishing and growing multiple dining establishments, I excel in strategic planning, operational excellence, and fostering a ...

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Pete Vernon • Vice President

Media and hospitality executive for decades. Pete brings years of sales and hospitality experience to our group. Having been an owner of Candlelite for over 20+ years he is well versed in customer relations, and building long term value for stakeholders.



Dakota Gaudet • Vice President of Sales

With over 4 years of experience in the restaurant industry, Dakota is renowned for his exceptional ability to forge meaningful connections and drive revenue growth. Dakota also brings a diverse sales background with over 8 years experience. His personalized ...

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THE PITCH

Chicago's Premier Spot for Thin-Crust Pizza and More


TAVERN-STYLE
PIZZA SINCE 1950
Candlelite
Chicago

Candlelite Chicago has been a Windy City staple since 1950– known for its iconic tavern-style thin crust pizza. Square-cut and irresistibly crispy, Candlelite's pizzas are a local favorite, served in our thriving restaurant, bars, tap rooms, grocery stores, and now available direct-to-consumer. With 70+ years of business and a growing consumer base, we're excited about the boundless possibilities that this raise could bring to life.

THE OPPORTUNITY

Scaling Traditions and Cravings


Candlelite
HAPPY B DAY
BILL
BRADLEY!
01:00

With tavern-style pizza back in vogue, Candlelite is leaning into its 70-year legacy, originally crafted by Italian immigrants as a bar snack. Today, our pizzas are not only a local Chicago favorite but also gaining traction nationwide through direct-to-consumer (D2C), business-to-business (B2B), and grocery store channels, catering to a catch-all ideal customer profile.

Candlelite's approach moving forward will continue to be about steady growth and progress. From expanding distribution networks to stocking grocery store shelves, we're continuing to serve bars and restaurants, seeing that our pizzas reach as many doors and homes as possible.

As part of our growth model, we've formed and filed for franchise documents across the United States, expanding our reach nationwide. With funds dedicated to scaling production, building infrastructure, and securing inventory, we believe Candlelite Chicago's momentum and traction will only continue to build.


TAVERN STYLE THIN CRUST
Candlelite
DELUXE
TAVERN STYLE THIN CRUST
Candlelite
CHEESE
LAUNCHING OUR FROZEN PIZZA LINE
Candlelite Chicago
TAVERN STYLE THIN CRUST
Candlelite
SAUSAGE
TAVERN STYLE THIN CRUST
Candlelite
PEPPERONI

THE MARKET & OUR TRACTION

From Bar Snack to Nationwide Craze


$16 BILLION
2022 Frozen Pizza Market

With the launch of our six SKU frozen pizza line and nationwide delivery, we're aiming to bring hometown pizza charm to freezer aisles everywhere! By tapping into this massive market (valued at $16 billion in 2022[1]) and leveraging our restaurant roots, our mission is to share a little slice of our history with pizza lovers in Chicago and beyond.

★★★★★

"This place was a welcome surprise! We were just picking random places off maps to try and came across this one. Was a winner!"

—Joey M.

★★★★★

"Every summer and winter, my friends and I come here for dinner before we leave to go back to school, and without fail, they have always amazed us with excellent service and food!"

—Emily C.

★★★★★

"Great pizza and salads! Candlelite is a hidden gem—the food and service are great and the restaurant is very comfortable. Nice people and a low key atmosphere."

—Mary J.

> This place has never disappointed. My first time here was back in the 2000s when I lived in the area. I now live in Edison Park and I'd still go here.
>
> —Charmaine D.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Our recent traction since COVID-19 speaks volumes: with the implementation of a sales force led by Pat Fowler, our frozen pizza sales skyrocketed by 800% from 2020 to 2023, marking an 8X+ increase. Similarly, our restaurant sales nearly doubled, climbing from $859,000 in 2020 to $1.5 million in 2023. With such momentum, Candlelite is particularly enthusiastic about scaling up our frozen pizza operations and growing our network of preferred catering partnerships – the first already in place with Northwestern Athletics.

WHY INVEST

Own a Slice of History

CHICAGO'S FAVORITE THIN-CRUST PIZZA SINCE 1950


Candlelite
HAPPY BDAY
BILL
BRADLEY!
7452

Whether it be the classic margarita pizza, our Candlelite White pizza, or one that you build from the ground up, we try to bring the best of Chicago into our thin-crust tavern-style pizzas.

Join us in lighting up the pizza scene, satisfying cravings across the U.S., and becoming a part of Candlelite's already long-standing legacy.

Funds raised will fuel expansion, opening four new locations in Chicagoland and beyond while scaling frozen pizza sales in the Midwest. Looking ahead, the long-term vision entails further retail development, with the goal of Candlelite's pizzas becoming a household favorite nationwide.

Invest in a taste of tradition and own a slice of history with Candlelite Chicago!

ABOUT

HEADQUARTERS
750 Chicago Ave
Evanston, IL 60202

WEBSITE
View Site

Candlelite Chicago is embracing our 70-year heritage of crafting tavern-style pizzas that capture the essence of Chicago's culinary tradition. We're expanding our frozen pizza operations and distribution network nationwide with DTC shipping, and are dedicated to bringing the warmth and flavor of our pizzas to households across the country, with franchising as a key component of our expansion strategy.

TERMS

Candlelite Chicago

Overview

PRICE PER SHARE
$1

VALUATION
$5M

DEADLINE
Jun. 17, 2024 at 9:32 PM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$400

MAX INVESTMENT
$1,235,000

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,235,000

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first 2 weeks and receive 1% bonus shares.

Early Bird 2

Invest $10,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird 3

Invest $20,000+ within the first 2 weeks and receive 3% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive a $25 frozen pizza pack or restaurant gift card.

Tier 2

Invest $1,000+, and receive a $70 frozen pizza pack or restaurant gift card.

Tier 3

Invest $2,500+ and receive a $225 frozen pizza pack or restaurant gift card.

Tier 4

Invest $5,000+ and receive 2% bonus shares and a $550 frozen pizza pack or restaurant gift card.

Tier 5

Invest $10,000+ and receive 3% bonus shares and a $1,500 frozen pizza pack or restaurant gift card.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Candlelite Holdings Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

TimeOut
How Candlelite became a tavern-style pizza icon in Rogers Park

View Article

Eater Chicago
Chicago’s Essential Tavern-Style Thin-Crust Pizza Restaurants

View Article

Pizza Hall of Fame
SINCE 1950, THIS PIZZERIA AND TAVERN HAS BECOME A FAMILIAR LANDMARK IN THE WINDY CITY—AND IT’S NOW SELLING MORE PIZZA THAN EVER DURING THE PANDEMIC.

View Article

Chicago Magazine
Chicago's Best Neighborhood Bars

View Article

USAToday
Chicago Travel Guide - 10 Best

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When you think of Chicago pizza, this is probably what comes to mind.

But before there was deep dish, there was tavern-style—the real Chicago pizza generations of us grew up with.

Tavern-style is just a different breed. No crazy-heavy dough, just a delicate, crispy crackery crust topped with fresh ingredients. The kind you can crush a few slices of and still want more. It's been Chicago's secret for decades… until now.

Thanks alot, TikTok.

Tavern-style pizza is blowing up. It's going viral, landing shoutouts in Bon Appétit and Food & Wine, and inspiring imitators coast-to-coast. We think the craze is just getting started, but when it comes to the O.G. experience, nobody holds a candle to Candlelite Chicago.

Candlelite is a neighborhood pizza place on the northside, where we've been dishing out square-cut slices since 1950. Our iconic neon's been lighting up Western Avenue long before the Cubs' curse was broken… before there was a Daley in office or the McCaskey's owned the Bears… before "Da Bears" and The Bear.

Pretty much all the bears.

When I started here in 2009 as a delivery driver, it was just to make ends meet after the economic meltdown derailed my career in finance. I never imagined I'd rise through the ranks to actually own Candlelite. But that's the beauty of this place—it gets passed down generation after generation.

So when I had the chance to keep those ovens firing during the pandemic by bringing our delicious pizza into the frozen food aisle—

You're damn right I jumped at it.

See, when the pandemic separated us from our customers, frozen pizza became this way to bridge the gap. But let's be real—frozen pizzas are pretty much only good for stoned college kids and dads who burnt the meatloaf.

If Candlelite was going to go frozen, every slice had to be just as fresh and delicious as the ones coming straight outta our ovens. So we spent our time perfecting a special par-baking process that locks in our signature flavor and super-crispy texture, even after freezing.

Because sometimes you just want that authentic tavern-style pizza experience…

BUT YOU DON'T WANT TO DEAL WITH THE ACTUAL TAVERN!

Voila—now you can enjoy the real deal at home.

You're welcome.

The demand's been undeniable—our frozen pizza sales soared by 800% from 2020 to 2023, helping our restaurant sales nearly double. And with that demand, we saw a massive opportunity staring us dead in the face.

You see, frozen pizza is a $6.6 billion market starved for great-tasting, authentic tavern-style pizza. We're in a position to fill that void by putting Candlelite in the freezers of every big national grocery chain out there, just as the craze hits the tipping point.

But we need an influx of capital to truly blow the doors open on this opportunity. With this raise, we plan to bring on a co-packing partner to expand our production capacity, grow our inventory, and easily fulfill large orders.

ALT. LINES:

With this raise, we plan to scale our operations and get our delicious tavern-style pizza into more households across the country.

With this raise, we aim to ramp up production and meet the growing demand for our authentic pizzas.

The way we see it, America's about to get a serious pizza upgrade.

Grab a slice of the action—invest in Candlelite Chicago today!

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.